Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 19
DATED JANUARY 17, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 19 to you in order to supplement our prospectus and its supplements. This supplement, dated January 17, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 19 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

Turkey Creek Pavilion, Phases I, Knoxville, Tennessee

On January 11, 2002, we purchased an existing shopping center known as Turkey Creek Pavilion Phase I containing a total of 187,812 gross leasable square feet. The center is located at 300 Village Green Circle, Knoxville, Tennessee.

As we discussed in Supplement No. 17, we were considering acquiring eight properties from Thomas Enterprises, Inc., an unaffiliated third party. In accordance with the purchase agreement, these properties must be acquired in a specified order and within a specified time frame. As of January 11, 2002, we have acquired five of the eight properties identified. At any time, we may terminate the agreement before the last of the eight properties is acquired. Each of the properties we are buying from Thomas individually meets our acquisition criteria. The purchase of each property is contingent upon our receipt of satisfactory appraisal, environmental, engineering and other due diligence information.

We purchased Turkey Creek Pavilion Shopping Center from Thomas Enterprises, Inc., an unaffiliated third party. Our current acquisition cost, including expenses, was approximately $21,635,000. The purchase price was adjusted at the time of closing for a space occupied with the tenant paying full rent. We will pay the balance of the purchase price of approximately $440,000 as the tenant begins paying rent. The seller has eighteen months from the date of closing to receive the balance of the purchase price. This amount may also increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our total acquisition cost is expected to be approximately $117 per square foot of leasable space.

We purchased this property with our own funds and the proceeds of an assumed loan from Columbus Bank and Trust. The loan, in the principal amount of $13,220,000, requires interest only payments at a rate of prime plus 1/4 point. The loan matures July 11, 2002. We intent to refinance the loan with more permanent financing before the maturity date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Turkey Creek Pavilion Shopping Center Phase I was built in 2001. It is comprised of two single story multi-tenant buildings. As of January 2, 2002, this property was approximately 100% leased.

Two tenants, Goody's (a family clothing store) and Linen N Things ( a store specializing in home textiles, housewares and decorative accessories) each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Goody's	50,000	18	9.25	12/00	11/05
			9.50	12/05	11/10
			10.00	12/10	11/15
Option 1			11.00	12/15	11/20
Option 2			11.75	12/20	11/25
Option 3			12.50	12/25	11/30

Linen N Things	35,000	13	10.75	02/01	01/07
			11.10	02/07	01/112
			11.85	02/12	01/17
Option 1			12.85	02/17	01/22
Option 2			13.85	02/22	01/27
Option 3			14.85	02/27	01/32

* Lease term will begin upon completion of space.

For federal income tax purposes, the depreciable basis in this property will be approximately $24,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of January 2, 2002, a total of 187,812 square feet was leased to 20 tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Bell South Mobility	1,200	01/04	1/3 yr.	21,600	18.00
Mangia Pizza	2,440	01/06	-	43,920	18.00
Old Navy	25,000	02/06	2/5 yr.	262,500	10.50
Friedman's Jewelers	1,600	07/06	2/3 yr.	28,000	17.50
Marble Slab	1,200	08/06	2/5 yr.	20,400	17.00
Radio Shack	2,400	08/06	1/5 yr.	40,800	17.00
Int'l Flair	1,600	09/06	1/5 yr.	28,800	18.00
Super Cuts	1,200	10/06	1/5 yr.	22,500	18.75
Window Pros	1,200	11/06	1/5 yr.	21,600	18.00
Image Art	1,600	11/06	2/5 yr.	27,600	17.25
Pearle Vision *	2,560	01/07	-	44,800	17.50
Rack Room	7,112	01/09	2/5 yr.	106,680	15.00
Fashion Bug	8,000	03/11	1/5 yr.	120,000	15.00
Lifeway	12,000	07/11	2/5 yr.	171,000	14.25
Payless	2,800	07/11	2/5 yr.	49,000	17.50
Bath & Body	3,400	01/12	1/5 yr.	63,750	18.75
Atlanta Bread	4,000	01/12	2/5 yr.	74,000	18.50
Goody's	50,000	11/15	3/5 yr.	462,500	9.25
Office Max	23,500	01/17	4/5 yr.	258,500	11.00
Linen N Things	35,000	01/17	3/5 yr.	376,250	10.75

* When this space is occupied and the tenant has begun paying full rent, we will pay the balance of the purchase price relating to the space.

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following tables sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending	Number of Leases	Approx. GLA of Expiring Leases	Annual Base Rent of Expiring Leases	Total Annual Base Rent	Average Base Rent Per Square Foot Under Expiring Leases	Percent of Total Building GLA Represented By Expiring Leases	Percent of Annual Base Rent Represented By Expiring Leases
December 31,	Expiring	(Sq. Ft.)	($)	($)	($)	(%)	(%)

2002	-	-	-	2,244,200	-	-	-
2003	-	-	-	2,244,800	-	-	-
2004	1	1,200	21,600	2,245,700	18.00	0.64	0.96
2005	-	-	-	2,224,100	-	-	-
2006	9	38,249	497,620	2,236,600	13.01	20.36	22.25
2007	1	2,560	44,800	1,782,102	17.50	1.36	2.51
2008	-	-	-	1,765,232	-	-	-
2009	1	7,112	113,792	1,769,232	16.00	3.79	6.43
2010	-	-	-	1,655,440	-	-	-
2011	3	22,800	368,260	1,680,440	16.15	12.14	21.91

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received a letter appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported an "as is" market value for Turkey Creek Pavilion, as of December 17, 2001, of $23,000,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Potential Property Acquisitions

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information currently available regarding properties that we may acquire.

We are currently considering acquiring the following properties. Our decision to acquire these properties will generally depend upon no material adverse change occurring in the properties, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information..

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

Just For Feet, Daytona Beach, Florida

We anticipate purchasing an existing freestanding retail property known as the Augusta Just for Feet located on approximately 1.4 acres and containing 22,115 gross leasable square feet. The property is located at 254 Robert C. Daniels Parkway, Augusta, Georgia.

We anticipate purchasing the Augusta Just for Feet from Wilton Partners Daytona, Ltd., an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $3,033,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $137 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

The Augusta Just for Feet building was completed in 1999. It is a one-story, single-tenant, retail building. As of January 2, 2002, this property was 100% leased by Just for Feet.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the property is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. This property will be subject to competition from similar properties within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

This property is on a triple net lease and the tenant is responsible for all repairs.

For federal income tax purposes, the depreciable basis in this property will be approximately $2,275,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
	Approximate gross leasable area leased	% of total gross leasable	Current annual	Base rent per square foot per	Lease	term
Lessee	(Sq. Ft.)	area	rent ($)	Annum ($)	beginning	to

Just for Feet	22,115	100	309,655	14.00	07/1999	06/2019

The base rent per square foot per annum increases by 10% every five years.

In general, Just for Feet pays all real estate taxes, insurance and common area maintenance costs.

Just For Feet, Daytona Beach, Florida

We anticipate purchasing an existing freestanding retail property known as the Covington Just for Feet containing 20,116 gross leasable square feet. The property is located at 782 North Highway 190, Covington, Louisiana.

We anticipate purchasing the Covington Just for Feet from Wilton Partners Daytona, Ltd., an unaffiliated third party. Our total acquisition cost, including expenses, is expect to be approximately $3,426,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $170 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

The Covington Just for Feet building was completed in 1999. It is a one-story, single-tenant, retail building. As of January 2, 2002, this property was 100% leased by Just for Feet.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the property is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. This property will be subject to competition from similar properties within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

This property is on a triple net lease and the tenant is responsible for all repairs.

For federal income tax purposes, the depreciable basis in this property will be approximately $2,570,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
	Approximate gross leasable area leased	% of total gross leasable	Current annual	Base rent per square foot per	Lease	term
Lessee	(Sq. Ft.)	area	rent ($)	Annum ($)	beginning	to

Just for Feet	20,116	100	349,840	17.39	06/1999	05/2019

The base rent per square foot per annum increases by 10% every five years.

In general, Just for Feet pays all real estate taxes, insurance and common area maintenance costs.

Logger Head Junction, Holmes Beach, Florida

We anticipate purchasing an existing office center known as Logger Head Junction containing 4,712 gross leasable square feet. The center is located at 501-503 Manatee Avenue, Holmes Beach, Florida.

We anticipate purchasing Logger Head Junction from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $660,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $140 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we may place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, quality of tenants, occupancy and price per square foot. Our offices will be located at this property. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar office centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Logger Head Junction was built in 1984. The property is comprised of three office buildings with adjacent parking. As of January 2, 2002, this property was 100% leased.

For federal income tax purposes, the depreciable basis in this property will be approximately $500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of January 2, 2002, a total of 4,712 square feet was leased to seven tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Chuck Webb, Esq.	440	01/07	-	8,800	20.00
Cornerstone Const.	1,100	12/02	-	8,400	7.64
Mike Buckley	220	10/02	-	4,740	21.55
Manatee-Pinellas Title	997	10/03	-	19,930	20.00
Pro Medical Center	930	05/04	-	18,600	20.00
Interanics	405	06/03	-	8,100	20.00
Inland Retail Real Estate Trust, Inc.	400	02/07	-	10,000	25.00
Elliot & Assoc.	220	10/02	-	4,740	21.55

The following tables sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending	Number of Leases	Approx. GLA of Expiring Leases	Annual Base Rent of Expiring Leases	Total Annual Base Rent	Average Base Rent Per Square Foot Under Expiring Leases	Percent of Total Building GLA Represented By Expiring Leases	Percent of Annual Base Rent Represented By Expiring Leases
December 31,	Expiring	(Sq. Ft.)	($)	($)	($)	(%)	(%)

2002	3	1,540	17,880	83,310	11.61	32.68	21.46
2003	2	1,402	28,030	65,988	19.99	129.75	42.48
2004	1	930	19,735	38,535	21.22	19.74	51.21
2005	-	-	-	19,240	-	-	-
2006	-	-	-	19,240	-	-	-
2007	2	840	19,680	19,680	23.43	17.83	100.0
2008	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-
2001	-	-	-	-	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

Hairston Crossing, Atlanta, Georgia

We anticipate purchasing a newly constructed shopping center known as Hairston Crossing located on approximately eight acres and containing 57,884 gross leasable square feet. The center is located at 2075 S. Hairston Road and Covington Highway, in Atlanta, Georgia.

We anticipate purchasing Hairston Crossing from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $6,640,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $115 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access and will attract high-quality tenants. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Hairston Crossing was built in 2001. It is a single story, multi-tenant retail building. As of January 2, 2002, this property was approximately 97% leased.

One tenant, Publix (super market), will lease more than 10% of the total gross leasable area of the property. The lease with this tenant will require the tenant to pay base annual rent on a monthly basis as follows:
	Approximate gross leasable area leased	% of total gross leasable	Base rent per square foot per	Lease	term
Lessee	(Sq. Ft.)	area	Annum ($)	beginning	to

Publix	44,271	76%	8.25	1/02	12/21

There are six successive five year options, each at the same base rent per square foot.

For federal income tax purposes, the depreciable basis in this property will be approximately $5,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of January 2, 2002, leases are signed for a total 56,452 square feet to 10 tenants at this property and 3,352 square feet remains to be leased. The following table sets forth certain information with respect to those leases:
	Approximate gross leasable area leased		Renewal	Current annual	Base rent per square foot
Lessee	(Sq. Ft.)	Lease ends	options	rent ($)	per annum ($)

Publix	44,271	12/21	6/5 yr.	365,236	8.25
Starbucks	1,400	12/11	4/5 yr.	33,600	24.00
Washington Mutual	2,800	12/06	-	64,400	23.00
Dentist	1,175	12/07	1/5 yr.	25,850	22.00
Jackson-Hewitt Tax	1,206	12/06	1/5 yr.	25,326	21.00
Hot Nail	1,050	12/06	1/5 yr.	22,050	21.00
Fantastic Sams	1,400	12/06	1/5 yr.	28,000	20.00
Dry Cleaner	1,050	12/11	-	23,100	22.00
Power Comm	1,050	12/06	1/5 yr.	23,100	22.00
Philly Connection	1,050	12/06	1/5 yr.	25,568	24.35
Vacant	1,432

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following tables sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year ending	Number of leases	Approx. gross leasable area of expiring leases	Annual base rent of expiring leases	Total annual base rent	Average base rent per square foot under expiring leases	Percent of total building gross leasable area represented by expiring leases	Percent of annual base rent represented by expiring leases
December 31,	Expiring	(Sq. Ft.)	($)	($)	($)	(%)	(%)

2002	-	-	-	632,712	-	-	-
2003	-	-	-	637,796	-	-	-
2004	-	-	-	643,026	-	-	-
2005	-	-	-	648,430	-	-	-
2006	6	8,556	200,052	653,979	23.38	14.78	30.59
2007	1	1,175	29,963	455,574	25.50	2.03	6.58
2008	-	-	-	426,420	-	-	-
2009	-	-	-	430,609	-	-	-
2010	-	-	-	431,460	-	-	-
2011	2	2,450	67,106	432,342	27.39	4.23	15.52

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of January 15, 2002, we had sold 22,971,447 shares in our current offering resulting in gross proceeds of $227,822,512. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 15, 2002, we had incurred $18,558,841 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $209,263,671 of net proceeds from the sale of those 22,971,447 shares. An additional 872,373 shares have been sold pursuant to our Distribution Reinvestment Program as of January 15, 2002, for which we have received additional net proceeds of $8,287,540. As of January 15, 2002, we had repurchased 188,507 shares through our Share Repurchase Program resulting in disbursements totaling $1,727,278. As a result, our net offering proceeds from both offerings total approximately $340,690,857 as of January 15, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2001 and the year ended December 31, 2000, we have incurred and paid property management fees of $1,044,557 and $926,978, respectively. Our advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $3,180,000 are included in the purchase prices we have paid for all our properties purchased through January 15, 2002. As of January 15, 2002, we had invested approximately $278,464,000 in properties that we purchased for an aggregate purchase price of approximately $613,508,000 and we had invested approximately $2,860,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of January 15, 2002, we had net offering proceeds of approximately $20,000,000 available for investment in additional properties. As of January 15, 2002, we have committed to the acquisition of an additional $211,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.